082-34926

Antisoma Research Limited
Chiswick Park Building 5
566 Chiswick High Road
London W4 5YF
UK

Tel: +44 (0)20 3249 2100
Fax: +44 (0)20 3249 2101

e-mail: enquiries@antisoma.com
www.antisoma.com

ANTISOMA



With compliments

REG-Antisoma plc: Total voting rights

Released: 04/01/2010

04 January 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 625,994,204 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 625,994,204.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Daniel Elger, VP Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1369955

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dll 10/27

REG-Antisoma plc: Antisoma to present at J.P. Morgan Healthcare Conference

Released: 07/01/2010

07January 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects at the 28th Annual J.P. Morgan Healthcare Conference in San Francisco, on Thursday, January 14that 11:30 PST/19:30 GMT.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0) 20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1371069

REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 12/01/2010

Payment of Directors' Fees in Shares

12 January 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 31 December 2009 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 33 pence per share, this being the mid-market closing price on the last trading day of the quarter (31 December 2009). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted	Total	Percentage of issued ordinary shares
12 Jan 10 holding			
Michael Lewis	26,515	180,778	0.03%
Barry Price	17,945	811,022	0.13%
Birgit Stattin-Norinder	6,629	6,629	0.001%

6,629

0.001%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 626,045,293.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Chris Elston
Antisoma plc
+44 (0)20 3249 2145

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1372789

REG-Antisoma plc: Total voting rights

Released: 02/02/2010

02 February 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 626,115,192 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 626,115,192.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1379553

REG-Antisoma plc: Antisoma to present at 12th Annual BIO CEO & Investor Conference in New York

Released: 02/02/2010

2 February 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Daniel Elger, VP Marketing & Communications, will present an overview of the Company's strategy, programmes and prospects at the 12th Annual BIO CEO & Investor Conference in New York on Monday, 8th February at 8:30am EST/1:30pm GMT.
A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/
For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

HUG#1379580

REG-Antisoma plc: Notification of Interim Results

Released: 09/02/2010

09 February 2010, London, UK and Cambridge, MA: - Antisoma plc(LSE: ASM; USOTC: ATSMY) will be announcing its interim results for the six months ended 31 December 2009 on Thursday 18 February 2010.
Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1382234

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REG-Antisoma plc: Antisoma plc reports half-year results for the six months to 31 December 2009

Released: 18/02/2010

London, UK, and Cambridge, MA: 18 February 2010 Antisoma plc (LSE: ASM; USOTC: ATSMY) announces its interim financial information for the period ended 31 December 2009.
Highlights
Potential blockbuster ASA404 advancing with Novartis

* Enrolment completed in first-line lung cancer phase III trial
* First-line lung cancer phase III data expected in mid-2011 (announced today); Novartis plans filings in 2011
* Enrolment ongoing in second-line lung cancer phase III trial
* Plans announced for phase Ib/II trial in breast cancer
* Investigator-initiated trials started in other cancers (announced today)

Novel blood cancer treatment AS1413 leads US commercial strategy

* Positive final data reported from secondary AML phase II trial
* Secondary AML phase III trial now over half enrolled (announced today)
* Preparations underway for potential commercialisation in US
* Antisoma plans first filings in 2011

Aptamer AS1411 continues to show potential

* Clinical data suggest distinctive efficacy and safety profile
* Renal cancer phase II trial provides new evidence of activity
* Other indications prioritised over renal cancer for commercial reasons
* Plans announced for phase IIb trial in AML

Financial highlights

* Loss after tax of GBP 18.3 million (H1 2008: loss after tax of GBP 5.0 million)
* Cash at 31 December 2009 of GBP 49.6 million (31 December 2008: GBP 52.7 million)
* No revenues in this period (2008: GBP 5.5 million); recognition of GBP 19.7 million from oral fludarabine divestment expected in half-year ended 30 June 2010

Glyn Edwards, CEO of Antisoma, said: "We now have two drugs - ASA404 and AS1413 - that are well into pivotal phase III trials. Success with either drug will enable us to make a rapid transition into a company directly involved in product commercialisation and capable of generating recurring revenues based on product sales."

Eric Dodd, Antisoma's CFO, added: "We continue to manage our cash resources prudently and to focus our investment on key products with potential to create significant value for shareholders."
A webcast and conference call will be held today at 9.30 am GMT. The webcast can be accessed via Antisoma's website at www.antisoma.com http://www.antisoma.com/ and the call by dialling +44 (0)20 7075 1520 and using the participant PIN code 468563#.
A second conference call will be held at 2.00 pm GMT/9.00 am EST. Call numbers are +44(0)20 7075 1520 or from the US (toll-free) 1 866 793 4273; the participant PIN code for this call is 468563#.
A recording of the webcast will be available afterwards on Antisoma's website.

Enquiries:

Antisoma plc Glyn Edwards, Chief Executive Officer Eric Dodd, Chief Financial Officer Daniel Elger, VP, Marketing & Communications	+ 44 (0) 7909 915068
Buchanan Communications (All media enquiries) Mark Court, Lisa Baderoon, Catherine Breen	+44 (0)20 7466 5000
The Trout Group (US investor enquiries) Seth Lewis	+1 617 583 1308

Chairman's report
Overview
During the past six months, our two most important products, ASA404 and AS1413, made substantial progress through their pivotal phase III studies. With Novartis funding all development work on ASA404 and the phase III trial of AS1413 over half way to completion, our need for further investment to reach key data on these drugs is now limited. As a result, we are able to devote some of our cash resources of almost GBP 50 million to investment in earlier stage programmes, which could enhance long-term value, and to the start of preparations for commercialisation of AS1413 in the US.
Significant progress for potential blockbuster ASA404
The key registration trial of ASA404 is the phase III ATTRACT-1 study testing the drug in combination with chemotherapy as a first-line treatment for non-small cell lung cancer. In September, we announced that this trial had completed enrolment of 1200 patients. We are now in the follow-up phase of the study. An interim look will take place soon, but unless this shows clear futility or dramatic early efficacy, neither of which we expect, the study will continue until its scheduled completion. Latest information, based on death rates in the study, indicates that data are likely to be available in mid-2011. Novartis plans to file for marketing authorisations during 2011 if these data are positive.
Novartis is also conducting another phase III trial, called ATTRACT-2, in patients with non-small cell lung cancer who have already received treatment with other drugs. This

study is designed to support applications to market ASA404 as a second-line treatment. Enrolment of 900 patients is ongoing.

At the company's R&D Day in December, Novartis outlined plans to evaluate ASA404 in another major indication, HER2-negative metastatic breast cancer. A phase Ib/II trial combining ASA404 with taxanes will begin this year.

Investigator-initiated trials with ASA404 have begun. These include two phase II studies combining ASA404 with taxane-based regimens, one in bladder cancer and the other in small cell lung cancer, and a phase I study evaluating ASA404 combined with carboplatin, paclitaxel and cetuximab in patients with a variety of solid tumours.

Antisoma has the option to co-commercialise ASA404 with Novartis in the US, which fits with Antisoma's plans to become directly involved in the commercialisation of its products. The arrangement with Novartis could yield substantial milestone payments based on the progress of ASA404 as well as royalties on all sales of the drug worldwide.

Exciting blood cancer drug AS1413 is on track

AS1413 is being tested in a pivotal phase III trial (ACCEDE) in patients with secondary acute myeloid leukaemia (secondary AML). This form of leukaemia follows previous bone marrow disease or treatment for other cancers, and it responds poorly to currently available treatments.

In December, we reported positive final data from a phase II trial of AS1413 in secondary AML. We saw an encouraging number of longer-term responders, and 30% of patients who achieved remission after treatment with AS1413 were still alive after 2 years. This adds to earlier findings from the trial showing a response rate of 39% that compares favourably with historical data in similar patients.

The ACCEDE study seeks to build on our promising phase II data. It is a randomised controlled trial that compares AS1413 plus cytarabine (the treatment given in our phase II trial) to standard current treatment for AML: daunorubicin plus cytarabine. We are now over half way towards the enrolment target of 450 patients, and expect to see the results of the trial in late 2010 or early 2011.

Should the ACCEDE study be positive, we plan to market the drug ourselves in the US while seeking partners for marketing in other territories.

AS1411 shows promise

In December, we announced that our phase II study of AS1411 in renal cancer had provided further evidence of activity in this setting, and reinforcement of the findings from previous trials that the drug is very well tolerated. Because of the now highly competitive nature of the renal cancer market, we have decided not to pursue further development of AS1411 for this indication. However, the latest data add to a picture of activity across various cancers.

In the immediate future, our focus with AS1411 is in AML, where we have reported positive data from a randomised phase II trial. A phase IIb trial combining AS1411 with cytarabine in patients with relapsed and refractory AML will start soon, and is intended to pave the way for a potential registration study in this setting.

Other pipeline developments

During the period, we discontinued development of AS1402 after early data from a phase II trial in breast cancer indicated that the drug would be unlikely to offer a significant benefit to patients. We are strong believers in running robust "go/no-go" trials during early development, so that our resources can be focused on drugs likely to offer real benefits to patients and consequent commercial success.

In August, we divested a phase I product, P2045, to Bryan Oncor, a company focusing on the development of radiopharmaceutical products.

Financial review

Overview

We have a solid financial position that reflects the careful use of the substantial cash resources we have built up, notably from last year's divestment of oral fludarabine to sanofi-aventis and from payments made by Novartis, our development and commercialisation partner for ASA404. Novartis is funding all development work on ASA404 while we are investing in our other pipeline products, particularly AS1413, which is in a pivotal phase III trial.

Results of operations

The group had no revenues in the period.

Total operating expenses for the six months ended 31 December 2009 were £21.3 million (2008: £20.0 million). Research and development expenditure has increased by £1.3m, reflecting continued investment in the phase III trial of AS1413. Within administrative expenses, we have recognised impairment losses of £0.3 million, reflecting discontinuation of certain projects.

During the period, foreign exchange rates have been less volatile than in the previous year. We have made exchange gains of £1.3 million on translation of our US dollar and Euro balances into sterling (2008: £6.7 million).

Our loss of £18.3 million reflects the difference between our revenues, finance income and tax credit and our operating expenses, as we continue to invest in our cancer drug pipeline.

Liquidity and capital resources

Cash, cash equivalents and short-term deposits amounted to £49.6 million as at 31 December 2009 (30 June 2009: £67.0 million; 31 December 2008: £52.7 million). Net cash used in operating activities for the six months ended 31 December 2009 was £18.4 million (six months ended 31 December 2008: £19.2 million).

In managing our cash resources, we have maintained a conservative treasury policy with short deposit terms and diversified counterparty risk.

Taxation

We have recognised a credit of £1.5 million in respect of an R&D tax credit receivable for the first six months of the financial year.

Loss per share

The basic loss per share for the half-year ended 31 December 2009 was 3.0p. The loss per share for the half-year ended 31 December 2008 was 0.8p.

Outlook

We are moving forward with our plans to transition from a company focused on developing cancer drugs into one that can also successfully commercialise them. While our principal focus is the completion of phase III trials on ASA404 and AS1413, we also continue to advance the earlier stage products in our portfolio and to explore opportunities to add new drugs to the pipeline.

Barry Price
Chairman

Interim Report for the six months ended 31 December 2009

Consolidated Income Statement
for the six months ended 31 December 2009

	6 months ended 31 December 2009 unaudited	6 months ended 31 December 2008 unaudited	Year ended 30 June 2009 audited

	Notes	£'000	£'000	£'000
Revenue		-	5,514	25,230
Cost of sales		-	-	(9,085)
Gross profit		-	5,514	16,145
Research and development expenditure		(18,040)	(16,775)	(35,904)
Administrative expenses		(3,297)	(3,208)	(4,884)
Total operating expenses		(21,337)	(19,983)	(40,788)
Operating loss		(21,337)	(14,469)	(24,643)
Finance income	4	1,555	8,011	5,055
Loss before taxation		(19,782)	(6,458)	(19,588)
Taxation		1,502	1,493	3,161
Loss for the period		(18,280)	(4,965)	(16,427)
Loss per ordinary share				
Basic	5	(3.0)p	(0.8)p	(2.7)p
Diluted	5	(3.0)p	(0.8)p	(2.7)p

Consolidated Statement of Comprehensive Income
for the six months ended 31 December 2009

	6 months ended 31 December 2009 unaudited £'000	6 months ended 31 December 2008 unaudited £'000	Year ended 30 June 2009 audited £'000
Loss for the period	(18,280)	(4,965)	(16,427)
Exchange translation difference on consolidation	447	12,484	8,923
Other comprehensive income for the period net of tax	447	12,484	8,923
Total comprehensive income for the period	(17,833)	7,519	(7,504)

Consolidated Statement of Financial Position
as at 31 December 2009

	Notes	As at 31 December 2009 unaudited £'000	As at 31 December 2008 unaudited £'000	As at 30 June 2009 audited £'000 A
ASSETS				
Non-current assets				
Goodwill		6,957	7,642	6,708
Intangible assets		51,615	62,653	51,257
Property, plant and equipment		1,960	2,282	1,967
		60,532	72,577	59,932
Current assets				
Trade and other receivables		1,947	1,904	1,701
Current tax receivable		4,984	1,493	3,484
Short-term deposits		42,267	10,000	27,824
Cash and cash equivalents		7,377	42,700	39,215
		56,575	56,097	72,224
LIABILITIES				
Current liabilities				
Trade and other payables		(8,046)	(9,740)	(7,417)
Current tax payable		-	(297)	-
Deferred income		(19,690)	-	(19,690)
Provisions		(2,664)	(477)	(1,902)
Net current assets		26,175	45,583	43,215
Total assets less current liabilities		86,707	118,160	103,147
Non-current liabilities				
Deferred tax liabilities		(6,957)	(7,642)	(6,708)
Provisions		(454)	(145)	(224)
		(7,411)	(7,787)	(6,932)
Net assets		79, 296	110,373	96,215
Shareholders' equity				
Share capital		10,592	10,468	10,480
Share premium		122,015	119,649	119,783
Shares to be issued	6	-	2,273	2,273
Other reserves		47,366	50,480	46,919
Profit and loss account		(100,677)	(72,497)	(83,240)
Total shareholders' equity		79,296	110,373	96,215

Consolidated Statement of Changes in Equity
for the six months ended 31 December 2009

	Share capital £'000	Share premium £'000	Shares to be issued £'000	Other reserve: retranslation £'000	Other reserve: merger £'000	Profit and loss account £'000	Total £'000
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
Total comprehensive income for the period	-	-	-	12,484	-	(4,965)	7,519
New share capital issued	1	20	-	-	-	-	21
Share options: value of employee services	-	-	-	-	-	626	626
At 31 December 2008	10,468	119,649	2,273	11,225	39,255	(72,497)	110,373
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207

Total comprehensive income for the year	-	-	-	8,923	-	(16,427)	(7,504)
New share capital issued	13	154	-	-	-	-	167
Share options: value of employee services	-	-	-	-	-	1,345	1,345
At 30 June 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215
At 1 July 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215
Total comprehensive income for the period	-	-	-	447	-	(18,280)	(17,833)
New share capital issued	112	2,232	(2,273)	-	-	-	71
Share options: value of employee services	-	-	-	-	-	843	843
At 31 December 2009	10,592	122,015	-	8,111	39,255	(100,677)	79,296

Consolidated Statement of Cash Flows
for the six months ended 31 December 2009

	6 months ended 31 December 2009 unaudited £'000	6 months ended 31 December 2008 unaudited £'000	Year ended 30 June 2009 audited £'000
Cash flows from operating activities			
Loss for the period/year	(18,280)	(4,965)	(16,427)
Add back:			
Foreign exchange gain	(187)	(1,076)	(2,238)
Finance income	(1,555)	(8,011)	(5,055)
Tax credit	(1,502)	(1,493)	(3,161)
Depreciation of property plant and equipment	337	318	650
Impairment of intangible assets	343	-	-
Derecognition of an intangible asset	-	-	8,750
Share-based payments	843	626	1,345
Operating cash flows before movement in working capital	(20,001)	(14,601)	(16,136)
(Increase)/decrease in debtors	(319)	1,237	385
Increase/(decrease) in creditors and provisions	1,643	(6,963)	12,829
Cash used in operations	(18,677)	(20,327)	(2,922)
Interest received	243	1,136	1,951
Income taxes received/(paid)	2	-	(620)
Net cash used in operating activities	(18,432)	(19,191)	(1,591)
Cash flows from investing activities			
Purchase of property, plant and equipment	(330)	(200)	(232)
Sale of property, plant and equipment	-	-	8
Purchase of intangible assets	-	(1,779)	(1,779)
Purchase of short-term deposits	(14,443)	-	(17,824)
Net cash used in investing activities	(14,773)	(1,979)	(19,827)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	71	21	167
Net cash generated from financing activities	71	21	167
Net decrease in cash and cash equivalents	(33,134)	(21,149)	(21,251)
Exchange gains/(losses) on cash and bank overdrafts	1,296	6,988	3,605
Cash and cash equivalents at beginning of the period	39,215	56,861	56,861
Cash and cash equivalents at end of the period	7,377	42,700	39,215

Notes to the interim accounts

1. Basis of Preparation and Accounting Policies

The interim financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 30 June 2009 were approved by the Board of Directors on 24 September 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 of the Companies Act 2006. This condensed consolidated interim financial information has been reviewed, not audited.

This condensed consolidated half-yearly financial information for the six months ended 31 December 2009 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 - 'Interim Financial Reporting' as adopted by the European Union. This half-yearly condensed consolidated financial report should be read in conjunction with the annual financial statements for the year ended 30 June 2009, which have been prepared in accordance with IFRS as adopted by the European Union. Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 30 June 2009, as described in those financial statements.

Taxes on income in interim periods are accrued using the tax rate that would be applicable to total expected annual earnings.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 July 2009 and have been applied by the Group:

* IAS 1 (revised), 'Presentation of financial statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements. The interim financial statements have been prepared under the revised disclosure requirements.
* IFRS 8, 'Operating segments'. IFRS 8 replaces IAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. Management considers that there is only one reportable segment: drug development. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Senior Management Team that makes strategic decisions. Assets, liabilities and overheads are allocated to this one segment.
* IFRS 2 (amendment), 'Share-based payment'. IFRS 2 (amendment) deals with vesting conditions and cancellations. The amendment does not have a material impact on the Group's financial statements.
* IAS 32 (amendment), 'Financial instruments: Presentation'. The amendment does not have a material impact on the Group's financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 July 2009 and have been applied by, but are not currently relevant to the Group:

* IAS 39 (amendment), 'Financial instruments: Recognition and measurement'. The amendment does not have an impact on the Group's financial statements.
* IFRS 3 (revised), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes.

There are no other new Standards likely to have an effect on the financial statements for the year ending 30 June 2010.

2. Segmental information

Antisoma's operating segments are being reported based on the financial information provided to the Senior Management Team, which is used to make strategic decisions. The directors are of the opinion that under IFRS 8 - 'Operating segments' the Group has only one operating segment, being drug development.

The Senior Management Team assesses the performance of the operating segment on financial information which is measured and presented in a manner consistent with that in the financial statements.

All revenue is derived from customers whose operations are located in the US and Europe.

The following table shows the carrying value of segment assets by location of assets:

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
	£'000	£'000	£'000
Total assets			
UK	89,301	97,030	105,331
US	27,806	31,644	26,825
Total	117,107	128,674	132,156

Total assets are allocated based on where the assets are located.

The following table shows the costs in the period to acquire property, plant, equipment and intangibles by location of assets:

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
	£'000	£'000	£'000
Capital expenditure			
UK	259	1,866	1,875
US	71	113	136
Total	330	1,979	2,011

3. Impairment of intangible assets and goodwill

During the period the Group announced that it was ceasing further development of certain products (AS1402) and programmes (development of AS1411 for renal cancer). Under IAS 36, the cessation of further development is considered to be an indication that the associated goodwill and intangible assets may be impaired.

Impairment reviews have been performed on the goodwill and intangible assets associated with the products and indications where development has ceased in order to determine the recoverable amounts of the assets, the recoverable amount being the higher of value in use and the fair value of the asset less the costs to sell. When development of a product is discontinued, management is of the opinion that the value in use is nil. Consequently, an impairment of £343,000 has been made to impair the carrying value of such intangible assets to £nil. The impairment has been recorded within administrative expenses. No impairment has been made to the intangible asset in respect of AS1411 as the recoverable amount is not lower than the carrying value. The result of the impairment review is sensitive to the following factors and assumptions, significant changes in which could lead to an impairment of the intangible asset:

* an increase in the strength of the dollar against sterling;
* a decrease in the discount rate used to calculate the present value of future cash flows;
* a lower probability of a successful outcome of the clinical trials; and
* lower than estimated future sales and/or pricing.

4. Finance income

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
	£'000	£'000	£'000
Interest receivable:			
- On short-term deposits	130	289	1,178
- On cash and cash equivalents	150	1,027	635
Net foreign exchange gains on financing activities	1,275	6,695	3,242
Total	1,555	8,011	5,055

5. Loss per ordinary share

	6 months ended 31 Dec 2009	6 months ended 31 Dec 2008	Year ended 30 June 2009
Loss for the period (£'000)	(18,280)	(4,965)	(16,427)
Weighted average number of shares ('000)	616,105	613,529	613,901
Basic loss per ordinary share	(3.0)p	(0.8)p	(2.7)p

In the six months ended 31 December 2009, the six months ended 31 December 2008 and the year ended 30 June 2009, the Group had no dilutive potential ordinary shares in issue because it was loss making.

6. Shares to be issued

On 17 December 2009, 9,568,960 shares of 1p each were issued to certain former

shareholders of Xanthus Pharmaceuticals, Inc. ("Xanthus") in relation to the acquisition of Xanthus by the Group on 11 June 2008. The shares were issued with a fair market value of 23.75p being the closing share price on 10 June 2008.

7. Principal risks and uncertainties

The principal risks and uncertainties which could impact the Group's long-term performance remain those detailed on page 10 of the Group's 2009 Annual Report and Financial Statements, a copy of which is available on the Group's website: www.antisoma.com http://www.antisoma.com/ ; these risks and uncertainties are not expected to change in the next six months. The risks and uncertainties include but are not limited to clinical, regulatory, competition, intellectual property, economic and financial risks.

Statement of Directors' Responsibilities

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

* An indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
* Material related party transactions in the first six months and any material changes in the related party transactions described in the last Annual Report.

The directors of Antisoma plc are listed in the Antisoma plc Annual Report for 30 June 2009. A list of current directors is maintained on the Antisoma plc website: www.antisoma.com http://www.antisoma.com/ .

By order of the Board

Glyn Edwards
Chief Executive
17 February 2010

Eric Dodd
Chief Financial Officer
17 February 2010

Independent review report to Antisoma plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009, which comprises the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
17 February 2010
Reading

Notes:

(a) The maintenance and integrity of the Antisoma plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

HUG#1385770

REG-Antisoma plc: Director/PDMR Shareholding

Released: 19/02/2010

Antisoma plc Company Executive Incentive Plan grant

19 February 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	620,026
Ursula Ney	455,364
Eric Dodd	325,260

Other employees have also been granted Performance Share awards over a total of 1,494,024 shares. The above Performance Share grant reflects the Company's practice of making biannual awards to qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options. The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 18 February 2010 and will normally be exercisable for five years, commencing on 18 February 2013 at 1p each. Mr Edwards, Dr Ney and Mr Dodd, as Directors, notified Antisoma plc of their respective interests in these shares on 18 February 2010.

Enquiries:
Daniel Elger, VP Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

HUG#1386535

REG-Antisoma plc: Total voting rights

Released: 01/03/2010

01 March 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 626,502,510 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 626,502,510.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1389511

REG-Antisoma plc: Antisoma initiates phase IIb trial of AS1411 in acute myeloid leukaemia

Released: 18/03/2010

London, UK, and Cambridge, MA: 18 March 2010 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that it has started a randomised, controlled, multi-territory, phase IIb trial of AS1411 in patients with acute myeloid leukaemia (AML).

Dr Ursula Ney, Chief Operating Officer of Antisoma, said: "AML is a devastating disease for which new treatment options are desperately needed. This phase IIb trial builds on earlier positive phase II findings, and is designed to pave the way for a registration trial of AS1411 in AML."

The phase IIb trial is enrolling patients with AML in first relapse or refractory to one prior treatment. Around 90 patients are being randomised to three treatment groups. A control group is receiving high-dose cytarabine, a standard chemotherapy treatment for this patient population. The other two groups are receiving high-dose cytarabine combined with AS1411 at 40 or 80 mg/kg/day. The trial will compare the three treatment groups with respect to safety, response rates, period free of leukaemia and survival. Data are expected next year.

The phase IIb trial follows a randomised phase II trial in AML, which reported positive results at the 2009 Annual Meeting of the American Society of Clinical Oncology (ASCO).

Enquiries:

Antisoma plc + 44 (0) 7909 915068
Glyn Edwards, Chief Executive Officer
Daniel Elger, VP, Marketing & Communications

Buchanan Communications + 44 (0)20 7466 5000
(All media enquiries)
Mark Court, Lisa Baderoon, Catherine Breen

The Trout Group + 1 617 583 1308
(US investor enquiries)
Seth Lewis

About the AS1411 trials in AML

The phase IIb trial of AS1411 builds on data from an earlier phase II study reported at ASCO 2009. It evaluates a higher maximum dose of AS1411 (80 vs 40 mg/kg/day), uses a higher dose of cytarabine (4 vs 3 g/day) and is testing the drug in a refined patient population (patients in first relapse or refractory to one prior treatment vs all relapsed or refractory patients). The new trial is intended to identify the optimal dose of AS1411 for a pivotal AML trial and to provide a more detailed assessment of the benefit that could be achieved by adding AS1411 to standard chemotherapy in this setting. This is important in determining the number of patients to be included in a phase III registration trial and the design of such a study.

In the earlier phase II trial, patients were randomised to one of three treatment groups: high-dose cytarabine, high-dose cytarabine plus 10 mg/kg/day AS1411 or high-dose cytarabine plus 40 mg/kg/day AS1411. Response rates in the three treatment groups were 5% (1/19

patients), 21% (4/19 patients) and 19% (4/21 patients), respectively. Addition of AS1411 to high-dose cytarabine was well tolerated at both the 10 and 40 mg/kg/day doses, with most side-effects observed being those typically associated with cytarabine treatment.

About AS1411

AS1411 belongs to a new type of drug called aptamers. These drugs are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that targets nucleolin, a protein found on the surface of cancer cells.

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005.

AS1411 has been granted orphan drug status in both the United States and the European Union for the treatment of acute myeloid leukaemia (AML). The grants will provide seven years of market exclusivity in the US and ten years of exclusivity in the EU if AS1411 is approved for use in AML.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. It has two drugs in phase III trials: ASA404, a tumour-vascular disrupting agent, which is partnered with Novartis and which is under development for lung and breast cancers; and AS1413, a novel DNA intercalator being evaluated in secondary AML. Please visit www.antisoma.com for further information about Antisoma.

HUG#1395089

REG-Antisoma plc: ATTRACT-1 phase III trial of ASA404 halted following interim analysis

Released: 29/03/2010

29 March 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the planned interim analysis of data from the ATTRACT-1 phase III trial of ASA404 in previously untreated non-small cell lung cancer (NSCLC) has shown that continuation of the trial would be futile, as there is little or no prospect of demonstrating a survival benefit with ASA404 in this setting. The ATTRACT-1 trial will therefore be halted.

No new or unexpected serious adverse effects of ASA404 have been identified by the trial's Data Monitoring Committee.

Glyn Edwards, CEO of Antisoma, said: "We are disappointed by the outcome of the ATTRACT-1 study, especially given the very encouraging phase II data reported in the same setting. We had hoped that this trial would show that use of ASA404 could improve treatment for patients with newly diagnosed lung cancer. We are now focused on delivering phase III results for our other late-stage product, AS1413."

Antisoma had unaudited cash and short-term investments of GBP 45.1 million at the end of February 2010.

A conference call will be held today at 9 am UK time. This will be available afterwards as a recording on the Antisoma website at www.antisoma.com http://www.antisoma.com/ .

A further conference call will be held at 2 pm UK time/9 am Eastern time. Dial-in numbers for the calls are as follows: + 44 (0)20 3364 5947; UK Toll Free: 0808 238 7396; US Toll Free: 1866 793 4273; participant pin code: 468563#

Enquiries:	+44 (0)7909 915 068
Glyn Edwards, CEO	
Daniel Elger, VP Marketing & Communications	
Antisoma plc	
Mark Court/Lisa Baderoon/Catherine Breen	+44 (0)20 7466 5000
Buchanan Communications	
Seth Lewis	+1 617 583 1308
The Trout Group	

+1 617 583 1308

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About the ATTRACT-1 study in NSCLC

ATTRACT-1 was a pivotal study of ASA404 in previously untreated, advanced NSCLC. Patients were randomised 1:1 to receive either ASA404 plus chemotherapy (carboplatin/paclitaxel) or a placebo plus chemotherapy (carboplatin/paclitaxel) as a control.

About ASA404

ASA404 (vadimezan, formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. In addition to ASA404, the Company's drugs in development include AS1413, being tested in a phase III trial as a treatment for secondary acute myeloid leukaemia (AML), AS1411, being tested in a phase IIb trial in AML, and a pre-clinical programme of Dendritic Cell Autoimmune Modulators (DCAMs), being developed for auto-immune indications. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

- END -

HUG#1398466

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REG-Antisoma plc: Total voting rights

Released: 01/04/2010

01 April 2010, London, UK, and Cambridge, MA: Antisoma plc(LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 627,404,598 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 627,404,598.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1400206

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REG-Antisoma plc: Holdings in Antisoma

Released: 01/04/2010

01 April 2010, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that BVF Partners L.P. has an interest in 29,715,992 ordinary shares of 1p each in Antisoma, representing 4.74% of Antisoma's current issued ordinary share capital. Antisoma was notified of the following in relation to the 29,715,992 shares:

1. These shares are registered in the name of Morgan Stanley & Co. (16,861,000 shares) and Goldman Sachs (12,854,992 shares).

2. Further persons who are interested in these shares are BVF Inc., the general partner of BVF Partners L.P., and Mark Lampert, the controlling shareholder of BVF Inc.

Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

HUG#1400220

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REG-Antisoma plc: Antisoma announces departure of Chief Operating Officer, Dr Ursula Ney, and restructuring of business

Released: 01/04/2010

London, UK, and Cambridge, MA: 1 April 2010 - Antisoma plc (LSE:ASM; USOTC: ATSMY) regrets to announce that its Chief Operating Officer, Dr Ursula Ney, has left the Company and the Antisoma Board, effective yesterday 31 March. Dr Ney's departure is part of a wider restructuring of the Company that is ongoing following the announcement that the ATTRACT-1 trial of ASA404 has been halted.
Following the restructuring, the Board expects that the Company's cash resources will be sufficient to fund operations until the end of 2011, well beyond the expected timing of key clinical data on the Company's late-stage products, AS1413 (in phase III) and AS1411 (in phase IIb).
Dr Barry Price, Chairman of Antisoma, said: "Ursula has made an enormous contribution to Antisoma and its Board. I would like to thank her for all she has done to build a world-class development team, and regret profoundly that she and other talented individuals are leaving because of the news we have received this week."

Enquiries:

Antisoma plc	+ 44 (0)20 3249 2100
Glyn Edwards, Chief Executive Officer	
Daniel Elger, VP, Marketing & Communications	
Buchanan Communications	+44 (0)20 7466 5000
(All media enquiries)	
Mark Court, Lisa Baderoon, Catherine Breen	
The Trout Group	+1 617 583 1308
(US investor enquiries)	
Seth Lewis	

Seth Lewis

About Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1400297

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REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 06/04/2010

06 April 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 31 March 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.
The new ordinary shares were issued at a price of 7.50 pence per share, this being the mid-market closing price on the last trading day of the quarter (31 March 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.
The allotment and total holdings following this allotment are shown below.

Director	Allotted	Total holding	Percentage of issued ordinary shares
06 Apr 10			
Barry Price	75,000	886,022	0.14%
Birgit Stattin-Norinder	29,167	35,796	0.006%
Michael Lewis	116,667	297,445	0.05%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 627,625,432.
The new ordinary shares will rank pari passu with the Company's existing ordinary shares.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1400742

REG-Antisoma plc: Holdings in Antisoma

Released: 09/04/2010

Holdings in Antisoma plc
09 April 2010, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that APG Algemene Pensioen Groep NV has an interest in 19,884,210 ordinary shares of 1p each in Antisoma, representing 3.17% of Antisoma's current issued ordinary share capital.

Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

HUG#1401918

REG-Antisoma plc: Block listing Interim Review

Released: 13/04/2010

BLOCK LISTING SIX MONTHLY RETURN

Date: 13 April 2010

Name of applicant:	Antisoma plc
Name of scheme:	Antisoma Company Share Option Plan
Period of return: From:	15 Oct 09 To: 12 Apr 10
Balance of unallotted securities under scheme(s) from previous return:	10,164,706
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	231,035
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	9,933,671

Name of applicant:	Antisoma plc
Name of scheme:	Antisoma Executive Incentive Plan, the Antisoma Deferred Sh
Period of return: From:	15 Oct 09 To:
Balance of unallotted securities under scheme(s) from previous return:	10,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	3,272,551
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	6,727,449

All shares are Ordinary shares of 1p each.
The total number of ordinary shares in the Company in issue and admitted to the Official List is 628,699,259.

Name of contact: Alison Saville
Telephone number of contact: +44 (0)20 3249 2100

HUG#1403179

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REG-Antisoma plc: AACR presentations highlight potential of Antisoma drugs AS1413 and AS1411

Released: 19/04/2010

London, UK, Cambridge, MA, and Washington, DC: 19 April 2010 -Antisoma plc (LSE:ASM; USOTC:ATSMY) announces that its scientists and collaborators are presenting six posters on AS1413 (amonafide L-malate) and AS1411 this week at the annual meeting of the American Association for Cancer Research in Washington, DC. The presentations highlight the distinctive features and potential of these two novel cancer drugs, both of which are in advanced clinical testing.

Glyn Edwards, CEO of Antisoma, said: "AS1413 and AS1411 are both un-partnered products with significant commercial potential. The latest data on AS1413 reinforce the clear differentiation of this drug from current leukaemia treatments and its potential to offer unique benefits to patients."

AS1413 interferes with the replication of DNA prior to cancer cell division. The drug does this by preventing the enzyme Topoisomerase II (TopoII) from binding to DNA. One presentation shows how this action differs from that of classical TopoII inhibitors, a widely used class of cancer therapeutics. It demonstrates that AS1413 retains activity in leukaemia cells resistant to classical TopoII inhibitors. Antisoma is conducting a phase III trial of AS1413 in patients with secondary acute myeloid leukaemia (secondary AML), a disease where drug resistance is common. The trial compares AS1413-based treatment with standard current treatment based on the classical TopoII inhibitor daunorubicin.

A presentation on AS1411 demonstrates anti-tumour effects in a rat xenograft model of colorectal cancer. This adds to previous data from lung and renal cancer xenografts and data from cell lines representing many types of cancer. The findings are consistent with broad potential of AS1411 across solid and blood cancers.

Effects of AS1411 in an AML cell line are described in a further presentation. AS1411 killed leukaemia cells, and a combination of AS1411 with cytarabine produced synergistic (more than additive) anti-cancer effects. This drug combination is being evaluated in an ongoing phase IIb trial in patients with AML. Other experiments demonstrated synergistic effects of combinations between AS1411 and two of the newer approved products for treatment of blood cancers, decitabine and clofarabine.

Three posters from collaborators provide new data on the mechanisms by which AS1411 exerts its anti-cancer effects. Further details of all the presentations are provided below and on the AACR website at www.aacr.org #mce_temp_url# .

Enquiries:

Glyn Edwards, CEO	
Daniel Elger, VP, Marketing & Communications	+44 (0)7909 915 068
Antisoma plc	
Mark Court/Lisa Baderoon/Catherine Breen	+44 (0)20 7466 5000
Buchanan Communications	
Seth Lewis	+1 646 378 2923
The Trout Group	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the AACR presentations

AS1413

* #3665 The novel DNA intercalator amonafide (AS1413) disrupts the cell cycle by mechanisms distinct from topo II inhibitors daunorubicin and etoposide (Senderovich et al.) Tuesday, 20 Apr 2010, 9am-12pm; Exhibit Hall A-C, Poster Section 27

AS1411

* #3647 Gene expression analysis in AML cell line MV4-11 following treatment with the anti-cancer aptamer AS1411 (Senderovich et al.) Tuesday 20 Apr 2010, 9am-12pm; Exhibit Hall A-C, Poster Section 27
* #2614 Anti-tumor efficacy and pharmacokinetics of the novel aptamer AS1411 in a continuous infusion nude rat xenograft model (Green et al.) Monday 19 Apr 2010, 2-5pm; Exhibit Hall A-C, Poster Section 25
* #4450 A new paradigm for AS1411 activity: Uptake by macropinocytosis and induction of macropinocytosis by a nucleolin-dependent mechanism (Reyes-Reyes et al.) Tuesday 20 Apr

2010, 2-5pm; Exhibit Hall A-C, Poster Section 23
* #4455 Differential response to AS1411 in a pair of VHL-positive and VHL-negative renal carcinoma cell lines (Islam et al.) Tuesday 20 Apr 2010, 2-5pm; Exhibit Hall A-C, Poster Section 23
* #3642: AS1411 causes a specific increase in levels of cell surface nucleolin in responsive cell lines (Teng et al.) Tuesday 20 Apr 2010, 9am-12pm; Exhibit Hall A-C, Poster Section 27

A number of abstracts relating to ASA404 are also being presented at the meeting. Abstracts for all the presentations and details of their timings/location are available at www.aacr.org http://www.aacr.org/

About AS1413

AS1413 (amonafide L-malate) is a DNA intercalator that induces apoptotic signalling by blocking Topoisomerase II binding to DNA. This differs from the action of classical Topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). Patients with secondary AML often have multi-drug resistant disease. In an 88-patient phase II trial, the combination of AS1413 and cytarabine produced a 38.6% CR rate in patients with secondary AML. The same regimen is being compared with daunorubicin plus cytarabine in a pivotal randomised phase III trial, ACCEDE, which is expected to report data in late 2010 or early 2011.

About AS1411

AS1411 is a DNA aptamer. Aptamers are short pieces of DNA or RNA that assume a specific three-dimensional shape capable of highly specific targeting. AS1411 binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also found on the cell surface. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005. Data from a randomised phase II trial combining AS1411 with cytarabine in patients with AML have provided evidence of activity, and a phase IIb trial is now ongoing in the same setting.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1404784

REG-Antisoma plc: Holdings in Antisoma

Released: 20/04/2010

Holdings in Antisoma plc
20 April 2010, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that BVF Partners L.P. has an interest in 35,515,992 ordinary shares of 1p each in Antisoma, representing 5.18% of Antisoma's current issued ordinary share capital. Antisoma was notified of the following in relation to the 35,515,992 shares:
1. These shares are registered in the name of Morgan Stanley & Co. (18,409,000 shares) and Goldman Sachs (14,106,992 shares).
2. Further persons who are interested in these shares are BVF Inc., the general partner of BVF Partners L.P., and Mark Lampert, the controlling shareholder of BVF Inc.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

HUG#1405702

REG-Antisoma plc: Payment of Directors' Fees in Shares and Total Voting Rights

Released: 05/05/2010

Payment of Directors' Fees in Shares and Total Voting Rights

05 May 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the month ended 30 April 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 6.92 pence per share, this being the mid-market closing price on the last trading day of the month (30 April 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted	Total holding	Percentage of issued ordinary shares
06 Apr 10			
Barry Price	27,095	913,117	0.15%
Birgit Stattin-Norinder	11,139	46,935	0.007%
Michael Lewis	42,148	339,593	0.05%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 629,256,502.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1412023

REG-Antisoma plc: Antisoma to present at the Rodman and Renshaw Annual Global Investment Conference

Released: 13/05/2010

13 May 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Daniel Elger, VP Marketing & Communications, will present an overview of the Company's strategy and programmes at the Rodman & Renshaw Annual Global Investment Conference on May 18 at 8.35 am local time at the Grosvenor House Hotel in London, UK.
A webcast of the presentation will be available on Antisoma's website at
http://www.antisoma.com/asm/media/webcast/ http://www.antisoma.com/asm/media/webcast/
For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1415739

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REG-Antisoma plc: Antisoma Interim Management Statement

Released: 17/05/2010

London, UK, and Cambridge, MA: 17 May 2010 - Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today publishes its Interim Management Statement for the period from 1 January to 16 May 2010.

Antisoma's CEO, Glyn Edwards, said: "We have two promising cancer drugs, AS1413 and AS1411, both of which we expect to report key trial data during the next year. Having taken measures to reduce our costs, we expect our cash resources to take us well past these trial results."

Joint Chairman and CEO's statement

We are determined to bounce back strongly from the recent disappointment over ASA404, centred on the termination in March of a phase III trial evaluating the drug as a first-line treatment for lung cancer. We recognise that ASA404 was considered the Company's most significant asset, but we are confident that Antisoma's strategy of investment in a diversified portfolio of products remains sound. We have had to make tough decisions in light of the ASA404 result, but believe that we have the product assets, people and financial resources to build value for the future.

AS1413 - rapid recruitment continues in phase III trial

AS1413 is a novel chemotherapy treatment that we are testing in a large, multi-country, randomised phase III trial in patients with secondary acute myeloid leukaemia (secondary AML). The trial, known as ACCEDE, has now recruited over 75% of its target of 450 patients, putting us on course to complete enrolment this calendar year. Following collection and processing of data, we expect to announce results of the study during the first half of 2011.

There is interest from potential licensing partners for AS1413. We have decided to take a pragmatic stance to realising the value of this drug, and have therefore widened our partnering discussions to include US rights, which we had previously planned to retain. However, we will only strike a deal ahead of the phase III data if the terms are sufficiently favourable.

We believe that AS1413 could ultimately find application in a number of blood cancer settings, with potential sales running to hundreds of millions of dollars annually. A presentation at the American Association of Cancer Research (AACR) Annual Meeting during April reinforced the differentiation of AS1413 from currently available leukaemia treatments and its potential to provide unique benefits for patients. Three presentations with relevance to AS1413 will be made at the American Society of Clinical Oncology (ASCO) Annual Meeting in June; abstracts will be available on the ASCO website (www.asco.org http://www.asco.org) from 20 May.

AS1411 - phase IIb trial now underway

AS1411 is the most advanced aptamer in trials for cancer. It is now in a 90-patient phase IIb study in patients with AML. This trial follows an earlier randomised phase II trial in AML, which reported positive results at the 2009 ASCO meeting: in that study, two different doses of AS1411 in combination with cytarabine chemotherapy produced response rates of around 20%, whereas the response rate in patients receiving chemotherapy alone was 5%. Addition of AS1411 to chemotherapy was not associated with any significant additional side-effects. Headline data from the phase IIb study are expected in the first half of next year.

Recent and forthcoming conference presentations highlight the broad potential of AS1411. Non-clinical data presented at AACR in April showed activity in a model of colorectal cancer and positive findings when AS1411 was combined with a number of approved treatments for blood cancers. At the ASCO meeting we will have three presentations on AS1411, including updated findings from the first phase II clinical trial in AML and data from a phase II clinical trial in renal cancer.

DCAM auto-immune programme progressing towards partnering

We have an important pre-clinical programme in auto-immune diseases. This comprises a series of molecules collectively known as DCAMs (dendritic cell auto-immune modulators). They are highly specific, small-molecule inhibitors of wild-type Flt3, and are designed for oral treatment of various auto-immune conditions. Positive results have already been achieved in animal models of inflammatory bowel disease and rheumatoid arthritis, and we are now working towards establishing a licensing partnership for further development of the programme.

Cash conservation measures enacted

We are no longer anticipating further revenues from the ASA404 programme, and have therefore taken steps to reduce our cash utilisation and ensure that our funds take us comfortably through key clinical data on AS1413 and AS1411. We announced on 29 March that our unaudited cash position as of the end of February 2010 was GBP 45.1 million.

Board and management changes

Regrettably, we have had to restructure the business and make headcount reductions as part of our effort to conserve cash resources. As part of the restructuring, our former Chief Operating Officer, Dr Ursula Ney, has left the Company and the Antisoma Board. Ursula made a very significant contribution to the development of Antisoma, and we wish her well with future ventures. Two other members of the Senior Management Team, Julio Gagne and Kevin Kissane, have also left the Company, and our total headcount has now been reduced to around seventy-five.

Outlook

We look forward to a number of important clinical milestones in the near term, notably phase III data on AS1413 and phase IIb data on AS1411, both of which we expect during the next year.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, VP, Marketing & Communications +44 (0) 7909 915068
Antisoma plc

Mark Court/Lisa Baderoon/Catherine Breen +44 (0)20 7466 5000
Buchanan Communications

Seth Lewis +1 617 583 1308
The Trout Group

This Interim Management Statement is published in accordance with the UK Listing Authority's Disclosure Rules and Transparency Rules, in respect of the period from 1 January 2010 to 16 May 2010.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.co http://www.antisoma.co/ m for further information about Antisoma.

HUG#1416003

REG-Antisoma plc: Antisoma to present at the Citi Investment Research Global Health Care Conference

Released: 21/05/2010

21 May 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its CEO, Glyn Edwards, will present at the 2010 Citi Investment Research Global Health Care Conferencein New York at 10.30 am local time (3.30 pm BST) on Thursday 27 May.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/ http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2144

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1417932

REG-Antisoma plc: Payment of Directors' Fees in Shares and Total Voting Rights

Released: 01/06/2010

01 June 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the month ended 31 May 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.
The new ordinary shares were issued at a price of 5.02 pence per share, this being the mid-market closing price on the last trading day of the month (28 May 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.
The allotment and total holdings following this allotment are shown below.

Director	Allotted 01 Jun 10	Total holding	Percentage of issued ordinary shares
Barry Price	37,351	950,468	0.15%
Birgit Stattin-Norinder	15,355	62,290	0.01%
Michael Lewis	58,101	397,694	0.06%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 629,520,066.
The new ordinary shares will rank pari passu with the Company's existing ordinary shares.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1420604

REG-Antisoma plc: Antisoma's AS1413 gains FDA Fast Track status for treatment of secondary acute myeloid leukaemia

Released: 03/06/2010

London, UK, and Cambridge, MA: 3 June 2010 - Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation to the Company's novel DNA intercalator, AS1413 (amonafide L-malate), for the treatment of secondary acute myeloid leukaemia (secondary AML).

The FDA's Fast Track programme is designed to facilitate the development of new drugs that have shown the potential to address an unmet medical need in a serious or life-threatening disease. Fast Track designated drugs ordinarily qualify for Priority Review, an expedited review process available to drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists.

Glyn Edwards, CEO of Antisoma, said "We're very pleased to have gained FDA Fast Track status for AS1413. This drug could represent a major advance in the options available to patients with secondary AML, and we look forward to completing the ongoing phase III trial and sharing the data with FDA and other regulators."

AS1413 already has orphan drug status in both the U.S. and the E.U. for the treatment of AML.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications +44 (0)20 3249 2100
Antisoma plc

Mark Court/Lisa Baderoon/Catherine Breen +44 (0)20 7466 5000
Buchanan Communication

About AS1413 (amonafide L-malate)
AS1413 (amonafide L-malate) was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a novel DNA intercalator that induces apoptotic signalling by blocking topoisomerase II binding to DNA. This differs from the action of classical topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). A pivotal phase III trial (ACCEDE) is evaluating AS1413 as a treatment for secondary AML, a condition often associated with MDR and in which outcomes with currently available treatments are poor. An earlier phase II trial showed a complete remission rate of 39% in patients with secondary AML, a finding that compares favourably with data from two previous co-operative group studies in which similar patients were treated with standard anthracycline plus cytarabine regimens.
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1421244

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REG-Antisoma plc: Antisoma to present at 9th Annual Needham Life Sciences Conference and 4th Annual Jefferies Healthcare Conference in New York

Released: 04/06/2010

04 June 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Daniel Elger, VP Marketing & Communications, will present at the 9th Annual Needham Life Sciences Conference in New York at 09.20 am local time (2.20 pm BST) on Thursday 10 June and the 4th Annual Jefferies Healthcare Conference in New York at 12.45 pm local time (5.45 pm BST) on Friday 11 June.
A webcast of the presentation at the Needham conference will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/
http://www.antisoma.com/asm/media/webcast/
For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.
Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com for further information about Antisoma.

HUG#1421573

REG-Antisoma plc: Antisoma announces presentation at ASCO of new data supporting AS1413 and AS1411

Released: 06/06/2010

London, UK, Cambridge, MA, and Chicago, IL: 5 June 2010 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces the presentation of new data supporting AS1413 and AS1411 at the American Society of Clinical Oncology (ASCO) Annual Meeting being held in Chicago from June 4-8.

Glyn Edwards, CEO of Antisoma, said: "We're delighted to share a wealth of new data on AS1413 and AS1411 at the ASCO meeting. Both drugs are approaching important milestones, with phase III data on AS1413 and phase IIb data on AS1411 due in the next 12 months. The latest findings provide further evidence of the unique potential of these novel approaches to cancer therapy."

Highlights of data presented:

- Meta-analysis of published acute myeloid leukemia (AML) trials shows significant link between failure to respond to standard therapy and presence of the multi-drug resistance mechanism P-glycoprotein, underlining the opportunity for AS1413, which bypasses multi-drug resistance
- Analysis of phase II data shows comparable activity with AS1413 plus cytarabine in the two subgroups of secondary AML patients being studied in the ongoing AS1413 phase III trial (patients with prior myelodysplastic syndrome (MDS) and patients previously treated for other cancers)
- Follow up of AS1411 phase II trial in relapsed/refractory AML shows durable remissions among patients who responded to AS1411 plus cytarabine, supporting ongoing development of AS1411 in AML
- Phase II trial of AS1411 in renal cancer provides further evidence of anti-cancer activity, suggesting that AS1411 could have application in a variety of cancer settings

P-glycoprotein (Pgp) is a cell-membrane pump that removes chemotherapy drugs from cells. It is a key contributor to multi-drug resistance (MDR) and is common in cancer cells of patients with AML. Today's Leukemia poster session includes a meta-analysis evaluating the impact of Pgp on remission rates in AML. Presented by Professor J.-P. Marie of the Hôpital Dieu, Paris, France, it includes 74 published studies with over 4,500 evaluable patients, all of whom were treated with currently available therapies for AML.

The meta-analysis shows that the presence of Pgp significantly reduces the likelihood of achieving complete remission with currently available therapies (overall remission rates were 74% in patients with Pgp-negative disease and 46% in patients with Pgp-positive disease). This highlights the need for new treatments unaffected by Pgp. Antisoma's AS1413 (amonafide L-malate) is known to evade Pgp and other MDR mechanisms. It is therefore being developed as a potential alternative to anthracyclines and related AML treatments that are susceptible to MDR. A 450-patient randomised phase III trial, ACCEDE, is comparing AS1413 with the anthracycline daunorubicin in patients with secondary AML, where MDR is particularly common and outcomes with current therapies are poor.

Prof Marie said: "This meta-analysis underlines the importance of multi-drug resistance as a factor compromising the results of current treatments for AML and highlights the need for new treatments that can bypass multi-drug resistance mechanisms."

The Leukemia poster session also includes a new evaluation of data from Antisoma's phase II trial of AS1413 in secondary AML. Performed by Dr Mikkael Sekeres, Director of the Leukemia Program at the Cleveland Clinic, and colleagues, this compares outcomes in the two groups of patients that together comprise secondary AML: those with prior MDS and those with a history of treatment with radiotherapy or chemotherapy for other cancers. Response rates and longer term outcomes in the two patient types were comparable, reinforcing the validity of secondary AML as a grouping when considering treatment options for these patients.

A third presentation in the Leukemia session reports updated findings from Antisoma's randomised phase II trial of AS1411 in relapsed and refractory AML. This trial previously reported a higher remission rate in patients receiving AS1411 plus high-dose cytarabine (~20%) compared with patients receiving cytarabine alone (~5%). The new data, presented by Dr Robert Stuart of the Medical University of South Carolina, show that a number of the patients who responded to the AS1411-based regimen appeared to derive longer term benefit, with substantial survival durations (12-20 months plus) in five of the eight responding patients.

Monday's Genitourinary Cancer poster session includes the findings from a 35-patient phase II study of AS1411 as monotherapy in advanced renal cancer refractory to at least one tyrosine kinase inhibitor. While Antisoma has decided not to pursue this indication for commercial reasons, the data provide further evidence that AS1411 has activity in a variety of cancer settings. The presentation, given by Dr Jonathan Rosenberg of the Dana-Farber/Harvard Cancer Center, shows that one patient had a sustained partial response, with tumour shrinkage exceeding 80%. Twenty-one patients (60%) showed disease stabilisation according to independent assessment, which indicated that median progression-free survival was 3.9 months, comparable with values reported for active agents in the same setting.

The new 'Trials in Progress' session on Monday includes poster presentations on both

AS1413 and AS1411. One details an ongoing phase IIa pharmacokinetic and efficacy study of AS1413, which includes a broader range of AML patients than the current phase III study. The other describes the randomised phase IIb study of AS1411 in relapsed and refractory AML, which is expected to report headline data in the first half of 2011. Details of the presentations at the meeting are provided below. The posters will be made available at www.antisoma.com http://www.antisoma.com/ when they have been presented.

Enquiries:

Antisoma plc:
Glyn Edwards, CEO
(In London) +44 (0)20 3249 2100
Daniel Elger, VP Marketing & Communications
(In Chicago) +44 (0)7909 915 068
Mark Court/Lisa Baderoon/Catherine Breen +44 (0)20 7466 5000
Buchanan Communications

Details of the presentations at ASCO
General poster session: Leukemia, Myelodysplasia, and Transplantation; Saturday, June 5, 8am-12pm, S Hall A2

* #6557; Board 14G: Long-term outcomes of responders in a randomized, controlled phase II trial of aptamer AS1411 in AML. Rizzieri et al.
* #6582; Board 17H: Treatment-related AML and AML evolving from MDS: Similar outcomes following treatment with amonafide plus cytarabine. Sekeres et al.
* #6586; Board 18D: Effect of the presence of P-glycoprotein (MDR1) on the ability of AML patients to achieve complete remission: Results of a meta-analysis of the literature. Marie et al.

Trials in Progress Poster Session (Special Session, Clinical Trials); Monday, June 7, 8am-12pm, S Hall A2

* #TPS278; Board 48A: A phase IIa pharmacokinetic and efficacy study of amonafide (AS1413) in combination with cytarabine in patients with acute myeloid leukemia. Lundberg et al.
* #TPS279; Board 48B: A multicenter dose-finding randomized controlled phase IIb study of the aptamer AS1411 in patients with primary refractory or relapsed AML. Stuart et al.

General poster session:Genitourinary Cancer;Monday, June 7, 1pm-5pm, S Hall A2

* #4590; Board 4A: A phase II, single-arm study of AS1411 in metastatic renal cell carcinoma (RCC). Rosenberg et al.

About AML (acute myeloid leukaemia)
AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone.
About AS1413 (amonafide L-malate)
AS1413 (amonafide L-malate) was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a novel DNA intercalator that induces apoptotic signalling by blocking topoisomerase II binding to DNA. This differs from the action of classical topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). A pivotal phase III trial (ACCEDE) is evaluating AS1413 as a treatment for secondary AML, a condition often associated with MDR and in which outcomes with currently available treatments are poor. Earlier this month, the US Food and Drug Administration granted AS1413 Fast Track status for the treatment of secondary AML.
About AS1411
AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and later at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005. AS1411 belongs to a new type of drugs called aptamers. These are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also exposed on the cell surface, providing a basis for specific targeting by AS1411. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin. AS1411 is being evaluated in a phase IIb trial in patients with

relapsed and refractory AML.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1421817

REG-Antisoma plc: Antisoma announces AS1413 and AS1411 presentations at EHA

Released: 14/06/2010

London, UK, Cambridge, MA, and Barcelona, Spain: 14 June 2010 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that five presentations, including an oral presentation, supporting the development of AS1413 (amonafide L-malate) and AS1411 were presented over the weekend at the European Hematology Association (EHA) meeting in Barcelona. All are available on Antisoma's website at http://www.antisoma.com http://www.antisoma.com/ . Details of the presentations can be found below.

Enquiries:

Antisoma plc:
Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications +44 (0)7909 915 068

Details of the presentations at EHA

AS1413

#0079 The presence of P-glycoprotein (MDR1) affects the ability of AML patients to achieve complete remission; results of a meta-analysis of the literature; Marie et al. (poster)

#0650 Treatment-related AML and AML evolving from MDS: Similar outcomes following treatment with amonafide + cytarabine; Sekeres et al. (poster)

#0457 The novel DNA intercalator amonafide (AS1413) disrupts the cell cycle by mechanisms distinct from those of Topo II inhibitors daunorubicin and etoposide; Senderovich et al. (poster)

AS1411

#1119 Long-term outcomes of responders in a randomized, controlled phase II trial of aptamer AS1411 in AML; Stuart et al. (oral presentation)

#0643 Gene expression analysis in AML cell line MV4-11 following treatment with the anti-cancer aptamer AS1411 Senderovich et al. (poster)

About AS1413 (amonafide L-malate)

AS1413 (amonafide L-malate) was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a novel DNA intercalator that induces apoptotic signalling by blocking topoisomerase II binding to DNA. This differs from the action of classical topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). A pivotal phase III trial (ACCEDE) is evaluating AS1413 as a treatment for secondary AML, a condition often associated with MDR and in which outcomes with currently available treatments are poor. Earlier this month, the US Food and Drug Administration granted AS1413 Fast Track status for the treatment of secondary AML.

About AS1411

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and later at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005. AS1411 belongs to a new type of drugs called aptamers. These are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also exposed on the cell surface, providing a basis for specific targeting by AS1411. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin. AS1411 is being evaluated in a phase IIb trial in patients with relapsed and refractory AML.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1423501

REG-Antisoma plc: 2008 Antisoma plc Company Share Option Plan grants

Released: 18/06/2010

18 June 2010, London, UK and Cambridge, MA
This notification is made in accordance with DTR 3.1.4(1)(a).
Pursuant to the 2008 Antisoma plc Company Share Option Plan, Antisoma plc has granted HMRC approved options and unapproved options (together, the "Options") over ordinary 1p shares to Directors as follows:

Director/PDMR	HMRC approved options	Unapproved options
Glyn Edwards	None	5,083,000
Eric Dodd	500,000	2,833,333

500,000

2,833,333

No consideration was paid for the grant of the Options; the exercise price payable by each participant on the exercise of the Options is 6p per share.
The Options, which are subject to fulfilment of certain performance conditions, have a date of grant of 17 June 2010 and will normally become exercisable for seven years, commencing on 17 June 2013.
The participants notified Antisoma plc of their respective interests in these shares and the above transactions on 17 June 2010.
Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1425391

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REG-Antisoma plc: Holdings in Antisoma

Released: 18/06/2010

Holdings in Antisoma plc

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Antisoma Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are att
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.): N/A
5. Date of the transaction and date on which the threshold is crossed or reached: 16 June 2010
6. Date on which issuer notified: 17 June 2010
7. Threshold(s) that is/are crossed or reached: Below 3% (L&G)

7. Threshold(s) that is/are crossed or reached:

Below 3% (L&G)

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary 1p	24,579,841					Below 3%	

(As on 22/12/2009)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to

Total (A+B+C)

Number of voting rights	Percentage of voting rights
Below 3%	

Delta

Total (A+B+C)

Number of voting rights

Percentage of voting rights

Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) Legal & Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 629,520,066
14. Contact name: Wayne Powell (LGIM)
15. Contact telephone number: 020 3124 3851

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 629,520,066

14. Contact name:

Wayne Powell (LGIM)

15. Contact telephone number:

020 3124 3851

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

HUG#1425392

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REG-Antisoma plc: Antisoma to present at 5th Annual Piper Jaffray Europe Healthcare Conference

Released: 21/06/2010

21 June 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its CEO, Glyn Edwards, will present at the 5th Annual Piper Jaffray Europe Healthcare Conferencein London at 1.30 pm local time (08.30 am Eastern time) on Wednesday 23 June.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/ http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1425436

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REG-Antisoma plc: Payment of Directors' Fees in Shares and Total Voting Rights

Released: 01/07/2010

01 July 2010, London, UK, and Cambridge, MA:Cancer drug developer Antisoma plc(LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the month ended 30 June 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 5.8 pence per share, this being the mid-market closing price on the last trading day of the month (30 June 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted 01 Jul 10	Total holding	Percentage of issued ordinary shares
Barry Price	32,328	982,796	0.16%
Birgit Stattin-Norinder	13,290	75,580	0.01%
Michael Lewis	50,287	447,981	0.07%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 629,710,261.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com http://www.antisoma.com/ for further information about Antisoma.

HUG#1429013

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REG-Antisoma plc: Holdings in Antisoma

Released: 01/07/2010

Holdings in Antisoma plc

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Antisoma Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are att
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: Invesco Limited
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached: 28 June 2010
6. Date on which issuer notified: 01 July 2010
7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary 1p GB0055696032	26,130,626	26,130,626				31,733,372	

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to

Total (A+B+C)

Number of voting rights	Percentage of voting rights
31,733,372	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Bank of New York - 31,733,372

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name: Samantha Edwards
15. Contact telephone number: 01491 416381

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Samantha Edwards

15. Contact telephone number:

01491 416381

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

HUG#1429029

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Notification of Preliminary Results

Released: 20/07/2010

London, UK, and Cambridge, MA: 20 July 2010 - Antisoma plc (LSE: ASM; USOTC: ATSMY) will be announcing its Preliminary Results for the year ended 30 June 2010 on Thursday 29 July 2010.

Enquiries:

Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 7909 915 068

Mark Court/Lisa Baderoon/Catherine Breen
Buchanan Communications
+44 (0)20 7466 5000

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visitwww.antisoma.com for further information about Antisoma.

[HUG#1432737]

Antisoma's preliminary results for the year ended 30 June 2010

Released: 29/07/2010

London, UK, and Cambridge, MA: 29 July 2010 Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces its preliminary results for the year ended 30 June 2010. These results have been prepared under International Financial Reporting Standards ('IFRS') as adopted for use by the European Union.

Key events of 2009/2010

AS1413

* Positive final data reported from secondary AML phase II trial
* Secondary AML phase III trial over 75% enrolled
* FDA Fast Track status awarded
* Phase III data expected H1 2011

AS1411

* Positive long-term follow-up data from phase II AML trial
* Renal cancer phase II trial shows further evidence of activity
* New non-clinical data indicate potential in major cancer types
* Orphan drug status for AML obtained in US and EU
* Phase IIb trial in AML ongoing; headline data expected H1 2011

ASA404

* Front-line lung cancer phase III trial discontinued for futility

Financial highlights

* Cash at 30 June 2010 of GBP 32.1 million (30 June 2009: GBP 67.0 million)
  * Cash life extends well beyond key phase III results
* Revenues of GBP 20.3 million (2009: GBP 25.2 million)
  * Reflects half of the USD 60 million up-front payment from sanofi-aventis (GBP 19.7 million) for the divestment of oral fludarabine
* Full year loss of GBP 18.7 million (2009: loss of GBP 16.4 million)

Commenting on the results, Glyn Edwards, CEO of Antisoma, said: "We have two promising cancer drugs, AS1413 and AS1411, both of which we expect to report key trial data by mid-2011, and cash resources to take us well past these data."

A webcast and conference call will be held today at 10.30 am BST. The webcast can be accessed via Antisoma's website at http://www.antisoma.com/asm/media/webcast/ and the call by dialling +44 (0) 207 806 1964 (US toll-free +1 718 354 1390) and using the Confirmation Code: 9656482. A recording of the webcast will also be available afterwards on the Antisoma website.

Enquiries:

Antisoma plc +44 (0)7909 915 068
Glyn Edwards, Chief Executive Officer
Eric Dodd, Chief Financial Officer
Daniel Elger, VP, Marketing & Communications

Buchanan Communications +44 (0)20 7466 5000

Mark Court, Lisa Baderoon, Catherine Breen

Except for the historical information presented, certain matters described in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Joint Chief Executive and Chairman's statement

Overview

We have had a challenging year, including a disappointment in March, when a phase III trial evaluating ASA404 as a first-line treatment for lung cancer was discontinued for futility. We recognise that ASA404 was considered the Company's most significant asset, but we are fortunate in having another late-stage cancer drug, AS1413, with substantial market potential. Addressing an indication in acute leukaemia where there is high unmet need, poor satisfaction with currently available generic therapies and clear potential for post-launch growth, AS1413 could readily achieve peak sales comparable in scale to the royalties that we might have obtained through our alliance on ASA404. We expect data from the phase III pivotal study of this compound in the first half of 2011.

AS1413 phase III trial nears enrolment target

AS1413 is a novel chemotherapy that we are testing in a large randomised phase III trial in patients with secondary acute myeloid leukaemia (secondary AML). The trial, known as ACCEDE, is approaching its enrolment target, which is to screen 450 patients in order to provide 420 evaluable patients. Enrolment should be completed in the third quarter of 2010 and we expect to announce results in the first half of 2011.

During the year, we have presented new findings supporting AS1413 at major scientific and medical meetings. In December, we reported positive final data from a phase II trial of AS1413 in secondary AML at the American Society of Hematology (ASH) Annual Meeting. We saw an encouraging number of longer-term responders, with 30% of patients who achieved remission after treatment with AS1413 still alive after 2 years. A presentation at the American Association of Cancer Research (AACR) Annual Meeting in April reinforced the differentiation of AS1413 from currently available leukaemia treatments and its potential to provide unique benefits for patients. Presentations at the American Society of Clinical Oncology (ASCO) Annual Meeting and the European Hematology Association (EHA) Annual Meeting in June highlighted the importance of multi-drug resistance as a barrier to successful treatment of AML. A key feature of AS1413 is its ability to evade multi-drug resistance mechanisms.

In June we announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation to AS1413 for the treatment of secondary AML. Fast-track designated drugs usually qualify for Priority Review, an expedited review process available to drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists.

There is interest from potential partners in licensing AS1413. We have decided to take a pragmatic stance to realising the value of the drug, and have therefore widened our partnering discussions to include US rights, which we had previously planned to retain. However, as we have the resources ourselves to complete development of AS1413, we will only strike a deal ahead of the phase III data if terms are sufficiently favourable.

We believe that AS1413 could ultimately find application in a number of blood cancer settings, with potential sales running to hundreds of millions of dollars annually.

AS1411 phase IIb trial ongoing

AS1411 is the most advanced aptamer in trials for cancer. In March we initiated a 90-patient phase IIb study in patients with AML. This trial follows an earlier 60-patient randomised phase II trial in AML, in which use of AS1411 in combination with cytarabine produced a higher remission rate than cytarabine alone, without imposing any significant additional side-effects. At this year's ASCO meeting, we presented long-term follow up data from the earlier study, showing that five of the eight patients who responded to an AS1411-based regimen, all of whom had advanced disease on entry to the study, had substantial survival durations (from 12 to over 20 months). Headline data from the phase IIb study are expected in the first half of 2011.

We continue to accumulate evidence that AS1411 has potential in a variety of different cancers. Non-clinical data presented at AACR in April showed activity in a model of colorectal cancer and positive findings when AS1411 was combined with various approved treatments for blood cancers. At the ASCO meeting in June we presented data from a 35-patient phase II study of AS1411 in advanced renal cancer, which provided further evidence of activity in this setting.

In October we announced that AS1411 had been granted orphan drug status in the US and the EU for the treatment of AML. These grants will provide seven years of market exclusivity in the US and ten years of exclusivity in the EU if AS1411 is approved as a treatment for AML.

DCAM auto-immune programme progressing towards partnering

We have an important pre-clinical programme in auto-immune diseases. This

comprises a series of molecules collectively known as DCAMs (dendritic cell auto-immune modulators). They are highly specific, small-molecule inhibitors of wild-type Flt3, and are designed for oral treatment of various auto-immune conditions. Positive results have already been achieved in animal models of inflammatory bowel disease and rheumatoid arthritis, and we are now working towards establishing a licensing partnership for further development of the programme.

Other pipeline developments
During the period, we discontinued development of a phase II product, AS1402, divested a phase I product, P2045, to Bryan Oncor, and put on hold further development of AS1409. We have also discontinued a number of preclinical programmes as we focus our resources on development of our late-stage products, AS1413 and AS1411.

Cash conservation measures enacted
We are no longer anticipating further revenues from the ASA404 programme, and have therefore taken steps to reduce our cash utilisation and ensure that our funds take us comfortably past key clinical data on AS1413 and AS1411, which are expected during the first half of 2011. We finished the period with cash and short-term deposits of GBP 32.1 million (2009: GBP 67.0 million).

Total revenues for the year ended 30 June 2010 were GBP 20.3 million, compared with GBP 25.2 million last year. This year's revenues reflect half of the USD 60.0 million up-front payment from sanofi-aventis (GBP 19.7 million) for oral fludarabine, which was deferred from the previous financial year, and the first of five annual contingent payments due under the agreement.

Total operating expenses have increased from GBP 40.8 million last year to GBP 43.4 million this year, mainly reflecting an increase in general and administrative costs, which were GBP 7.9 million (2009: GBP 4.9 million), reflecting impairments made to intangible assets and lower foreign exchange gains during the year. Research and development (R&D) costs were GBP 35.5 million (2009: GBP 35.9 million).

We have recorded a full-year loss of GBP 18.7 million (2009: GBP 16.4 million). At this stage in our development, profits and losses reflect the balance between recognition of deferred revenues and our ongoing operating expenses.

Board and management changes
Regrettably, we have had to restructure the business and make headcount reductions as part of our effort to conserve cash resources. As part of the restructuring, our former Chief Operating Officer, Dr Ursula Ney, left the Company and the Antisoma Board in April. Ursula made a very significant contribution to the development of Antisoma, and we wish her well with future ventures. In June we closed our laboratories at BioPark in Hertfordshire, leaving our operations concentrated at our headquarters in London and at our Cambridge, MA, site and reducing our total headcount to around sixty.

Outlook
We believe we have the product assets, people and financial resources to build value for the future. We look forward to a number of important clinical milestones in the near term, notably phase III data on AS1413 and phase IIb data on AS1411, both of which we expect in the first half of 2011.

Glyn Edwards
Chief Executive Officer

Barry Price
Chairman

Unaudited consolidated income statement
for the year ended 30 June 2010

	Notes	2010 £'000	2009 £'000
Revenue	2	20,346	25,230
Cost of sales		-	(9,085)
Gross profit		20,346	16,145
Research and development expenditure		(35,500)	(35,904)

Administrative expenses	(7,888)	(4,884)
Total operating expenses	(43,388)	(40,788)
Operating loss	(23,042)	(24,643)
Finance income	1,678	5,055
Loss before taxation	(21,364)	(19,588)
Taxation	2,712	3,161
Loss for the year	(18,652)	(16,427)
Loss per ordinary share		
Basic	(3.0)p	(2.7)p
Diluted	(3.0)p	(2.7)p

All amounts arise from continuing operations.

Unaudited consolidated statement of comprehensive income
for the year ended 30 June 2010

	2010	2009
	£'000	£'000
Loss for the year	(18,652)	(16,427)
Exchange translation difference on consolidation	1,000	8,923
Other comprehensive income for the period net of tax	1,000	8,923
Total recognised expense for the year	(17,652)	(7,504)

Unaudited consolidated statement of financial position
as at 30 June 2010

	Notes	2010	2009
		£'000	£'000
ASSETS			
Non-current assets			
Goodwill		7,353	6,708
Intangible assets		51,824	51,257
Property, plant and equipment		1,173	1,967
		60,350	59,932
Current assets			
Trade and other receivables		2,106	1,701

Current tax receivable	3,614	3,484
Short-term deposits	21,965	27,824
Cash and cash equivalents	10,098	39,215
	37,783	72,224
LIABILITIES		
Current liabilities		
Trade and other payables	(7,220)	(7,417)
Deferred income	-	(19,690)
Provisions	(3,071)	(1,902)
Net current assets	27,492	43,215
Total assets less current liabilities	87,842	103,147
Non-current liabilities		
Deferred tax liabilities	(7,353)	(6,708)
Provisions	(28)	(224)
	(7,381)	(6,932)
Net assets	80,461	96,215
Shareholders' equity		
Share capital	10,628	10,480
Share premium	122,070	119,783
Shares to be issued	-	2,273
Other reserves	47,919	46,919
Profit and loss account	(100,156)	(83,240)
Total shareholders' equity	80,461	96,215

Unaudited consolidated statement of changes in equity
for the year ended 30 June 2010

	Share capital	Share premium	Shares to be issued	Other reserve: retranslation	Other reserve: merger	Profit and loss	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
At 1 July 2008	10,467	119,629	2,273	(1,259)	39,255	(68,158)	102,207
Total comprehensive income for the year	-	-	-	8,923	-	(16,427)	(7,504)
New share capital issued	13	154	-	-	-	-	167
Share options:							

value of employee services	-	-	-	-	-	1,345	1,345
At 30 June 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215
At 1 July 2009	10,480	119,783	2,273	7,664	39,255	(83,240)	96,215
Total comprehensive income for the year	-	-	-	1,000	-	(18,652)	(17,652)
New share capital issued	148	2,287	(2,273)	-	-	-	162
Share options: value of employee services	-	-	-	-	-	1,736	1,736
At 30 June 2010	10,628	122,070	-	8,664	39,255	(100,156)	80,461

Unaudited consolidated statement of cash flows
for the year ended 30 June 2010

	2010	2009
	£'000	£'000
Cash flows from operating activities		
Loss for the year	(18,652)	(16,427)
Adjustments for:		
Foreign exchange gain	(779)	(2,238)
Finance income	(1,678)	(5,055)
Tax credit	(2,712)	(3,161)
Depreciation of property plant and equipment	673	650
Loss on disposal of property, plant and equipment	534	-
Impairment of an intangible asset	1,261	-
Derecognition of an intangible asset	-	8,750
Share-based payments	1,736	1,345
Operating cash flows before movement in working capital	(19,617)	(16,136)
(Increase)/decrease in trade and other receivables	(420)	385
(Decrease)/increase in trade and other payables	(19,089)	12,829
Cash used in operations	(39,126)	(2,922)
Interest received	442	1,951
Income taxes paid	582	(620)
Research and development tax credit received	2,000	-

Net cash used in operating activities	(36,102)	(1,591)
Cash flows from investing activities		
Purchase of property, plant and equipment	(459)	(232)
Sale of property, plant and equipment	68	8
Purchase of intangible assets	-	(1,779)
Sale/(purchase) of short-term deposits	5,859	(17,824)
Net cash used in investing activities	5,468	(19,827)
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	162	167
Net cash generated from financing activities	162	167
Net decrease in cash and cash equivalents	(30,472)	(21,251)
Exchange gains on cash and bank overdrafts	1,355	3,605
Cash and cash equivalents at beginning of year	39,215	56,861
Cash and cash equivalents at end of year	10,098	39,215

Notes to the financial information for the year ended 30 June 2010

1. Basis of preparation

The financial information in this preliminary announcement has not been audited and does not constitute statutory accounts as defined in Section 406 of the Companies Act 2006. The information has been extracted from the consolidated financial statements for the year ended 30 June 2010. The financial statements will be delivered to the Registrar of Companies after the Annual General Meeting. The consolidated financial statements for the year ended 30 June 2009 have been delivered to the Registrar of Companies and were given an unqualified audit opinion by the Company's auditors.

The financial information in this statement has been prepared in accordance with International Financial Reporting Standards ('IFRS') as endorsed by the European Union, International Financial Reporting Interpretation Committee ('IFRIC') interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. There have been no new standards during the year that have significantly impacted the results of the Group.

2. Segmental information
Primary reporting segment - business segment
The Directors are of the opinion that under IFRS 8 - 'Operating segments' the Group has only one business segment, being drug development.

Secondary reporting segment - geographical segment

The Group's geographical segments are determined by location of operations. All revenue has been derived from external customers located in the US and Europe. The principal sources of revenue for the Group in the two years ended 30 June 2010 were:

	2010	2009
	£'000	£'000
US		
Recognition of net income from the divestment of Oral Fludarabine		
Sanofi-Aventis	20,346	19,690

Europe

Recognition of upfront and milestone payments on a time apportioned basis:

Novartis	-	5,401

R&D services and materials recharged:

Novartis	-	139
Total revenues	20,346	25,230

The following table shows the carrying value of segment assets by location of assets:

	2010	2009
	£'000	£'000
Total assets		
UK	67,490	105,331
US	30,643	26,825
Total	98,133	132,156

Total assets are allocated based on where the assets are located.

The following table shows the costs in the period to acquire property, plant, equipment and intangibles by location of assets:

	2010	2009
	£'000	£'000
Capital expenditure		
UK	355	1,875
US	104	136
Total	459	2,011

Capital expenditure is allocated based on where the assets are located.

ENDS

[HUG#1434649]

Antisoma plc Company Deferred Share Bonus Plan grant

Released: 04/08/2010

04 August 2010, London, UK , and Cambridge, MA:

This notification is made in accordance with DTR 3.1.4(1)(a).

Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that, on 3 August 2010, it granted awards over ordinary 1p shares to Directors under the 2008 Antisoma plc Deferred Share Bonus Plan, as follows:

Director	Number of Shares granted
Glyn Edwards	1,016,667
Eric Dodd	666,667

No consideration was paid for the grant of the awards, which are structured as options with a nil option price.

The awards shall become exercisable over one-third of the total number of shares under award on each of the first, 18 month and second anniversaries of the date of grant, provided the participants remain employees of the Antisoma group. To the extent that any part of the award becomes exercisable, it remains exercisable for five years.

Mr Edwards and Mr Dodd, as Directors, notified Antisoma plc of their respective interests in these shares on 03 August 2010.

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

[HUG#1435841]

Fees in Shares and Total Voting Rights

Released: 04/08/2010

04 August 2010, London, UK, and Cambridge, MA: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the month ended 31 July 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 5.3 pence per share, this being the mid-market closing price on the last trading day of the month (30 July 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted 02 Aug 10	Total holding	Percentage of issued ordinary shares
Barry Price	35,377	1,018,173	0.16%
Birgit Stattin-Norinder	14,544	90,124	0.01%
Michael Lewis	55,031	503,012	0.08%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 630,073,950.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

[HUG#1435843]

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Antisoma to present at Canaccord Global Growth Conference

Released: 06/08/2010

6 August 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that senior executive Dr Michael Boss will present at the 30th Annual Canaccord Global Growth Conference in Boston on Wednesday August 11 at 1pm local time (6pm BST).

A webcast of the presentation will be available on Antisoma's website athttp://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visitwww.antisoma.com for further information about Antisoma.

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Holdings in Antisoma

Released: 12/08/2010

12 August 2010, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that BVF Partners L.P. has an interest in 39,540,202 ordinary shares of 1p each in Antisoma, representing 6.28% of Antisoma's current issued ordinary share capital. Antisoma was notified of the following in relation to the 39,540,202 shares:

1. These shares are registered in the name of Morgan Stanley & Co. (22,292,000 shares) and Goldman Sachs (17,248,202 shares).

2. Further persons who are interested in these shares are BVF Inc., the general partner of BVF Partners L.P., and Mark Lampert, the controlling shareholder of BVF Inc.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

[HUG#1437499]

Source: Antisoma plc via Thomson Reuters ONE

Fees in Shares and Total Voting Rights

Released: 01/09/2010

01 September 2010, London, UK, and Cambridge, MA: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the month ended 31 August 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 5.8 pence per share, this being the mid-market closing price on the last trading day of the month (31 August 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted 01 Sep 10	Total holding	Percentage of issued ordinary shares
Barry Price	32,328	1,050,501	0.17%
Birgit Stattin-Norinder	13,290	103,414	0.02%
Michael Lewis	50,287	553,299	0.09%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 630,247,809.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Alison Saville, Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visitwww.antisoma.com for further information about Antisoma.

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Antisoma Annual Report and Accounts 2010

Released: 02/09/2010

02 September 2010, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Annual Report and Accounts for the year ended 30 June 2010 are available to view on the Company's website at www.antisoma.com.

The Antisoma Annual Report and Accounts will also be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

[HUG#1442376]

s phase III trial of AS1413 completes patient enrolment

Released: 08/09/2010

London, UK, and Cambridge, MA: 8 September 2010 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the ACCEDE phase III trial of AS1413 (amonafide L-malate) in secondary acute myeloid leukaemia (secondary AML) is now fully enrolled. Data from the trial are expected in the first half of 2011, with filings for marketing authorisations to follow if these are positive.

ACCEDE is a single pivotal, randomised, controlled trial in which a regimen of AS1413 and cytarabine is compared with standard AML remission-induction therapy of daunorubicin and cytarabine ('7+3'). The primary endpoint of the study is the rate of complete remission with or without recovery of normal blood counts.

Recruitment into the study has been rapid, especially over the past year. Over 420 patients from 22 countries have been included, making it the largest prospective trial ever conducted in patients with secondary AML.

Secondary AML is a significant subgroup of AML that develops from prior myelodysplastic syndrome (MDS) or follows treatment of another cancer with chemotherapy or radiotherapy. The disease is often multi-drug resistant and responds poorly to currently available therapies. A key feature of AS1413, and a potential advantage over many current AML treatments, is the drug's ability to evade multi-drug resistance mechanisms.

Professor Richard Stone, MD, Director of the Adult Leukemia Program at the Dana-Farber Cancer Institute, Boston, and one of the leading investigators in the AS1413 phase III trial, said: "There is a great need for new treatment options for patients with poor-risk AML, such as the secondary AML patients included in the ACCEDE trial. It will be fascinating to see if AS1413 can deliver on the promise suggested by earlier studies."
Glyn Edwards, CEO of Antisoma, said: "Completion of enrolment in the phase III trial is a critical milestone in the development of AS1413, and puts us on track to see the outcome in the near future. I would like to thank all the patients and physicians who have joined with us in seeking to improve the treatment of secondary AML."

AS1413 has orphan drug status in both the U.S. and the E.U. for the treatment of AML and recently received Fast Track status from the U.S. FDA for the treatment of secondary AML.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications +44 (0)20 3249 2100
Antisoma plc

Mark Court/Lisa Baderoon/Catherine Breen +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About AS1413 (amonafide L-malate)
AS1413 (amonafide L-malate) was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a novel DNA intercalator that induces apoptotic signalling by blocking topoisomerase II binding to DNA. This differs from the action of classical topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR).

A pivotal phase III trial (ACCEDE) is evaluating AS1413 as a treatment for secondary AML, a condition often associated with MDR and in which outcomes with currently available treatments are poor. The trial was designed to screen 450 patients in order to enrol 420 eligible patients. Enrolment is now completed.

Data are expected in the first half of 2011 after all patients have completed treatment under the trial protocol and findings have been collated and analysed.

An earlier phase II trial showed a complete remission rate of 39% in patients with secondary AML, a finding that compares favourably with data from two previous co-operative group studies in which similar patients were treated with standard anthracycline plus cytarabine regimens.

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the U.K. and the U.S. Please visitwww.antisoma.com for further information about Antisoma.

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Fees in Shares and Total Voting Rights

Released: 01/10/2010

01 October 2010, London, UK, and Cambridge, MA: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken all or part of their fees for the month ended 30 September 2010 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The new ordinary shares were issued at a price of 6.0 pence per share, this being the mid-market closing price on the last trading day of the month (30 September 2010). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.

The allotment and total holdings following this allotment are shown below.

Director	Allotted 01 Oct 10	Total holding	Percentage of issued ordinary shares
Barry Price	31,250	1,081,751	0.17%
Birgit Stattin-Norinder	12,847	116,261	0.02%
Michael Lewis	48,611	601,910	0.10%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 630,465,745.

The new ordinary shares will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Alison Saville, Marketing and Communications Manager
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visitwww.antisoma.com for further information about Antisoma.

[HUG#1448371]

Block listing Interim Review

Released: 12/10/2010

Name of applicant:	Antisoma plc		
Name of scheme:	Antisoma Company Share Option Plan		
Period of return: From:	13 Apr 10	To:	11 Oct 10
Balance of unallotted securities under scheme(s) from previous return:	9,933,671		
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	0		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	9,933,671		

Name of applicant:	Antisoma plc		
Name of scheme:	Antisoma Executive Incentive Plan, the Antisoma Deferred Share Bonus Plan and the 2008 Antisoma plc Company Share Option Plan		
Period of return: From:	13 Apr 10	To:	11 Oct 10
Balance of unallotted securities under scheme(s) from previous return:	6,727,449		
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	1,200,494		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	5,526,955		

All shares are Ordinary shares of 1p each.
The total number of ordinary shares in the Company in issue and admitted to the Official List is 630,480,412.

Name of contact:	Alison Saville
Telephone number of contact:	+44 (0)20 3249 2100

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Antisoma Interim Management Statement

Released: 13/10/2010

London, UK, and Cambridge, MA: 13 October 2010 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today publishes its Interim Management Statement for the period from 1 July to 12 October 2010.

Antisoma's CEO, Glyn Edwards, said: "We are on track to report pivotal trial results for AS1413 in the first half of next year. If these are positive, we will file marketing applications. Our latest market research suggests that AS1413 could generate very substantial sales revenues."

Highlights

AS1413
* New market research indicates potential sales of up to $670 million per annum in acute myeloid leukaemia (AML)
* Phase III trial in secondary AML fully enrolled
* Phase III trial results expected H1 2011

AS1411
* Phase IIb trial in AML ongoing, extended to India
* Phase IIb data expected H1 2011

Joint Chairman and CEO's statement
We will soon report data from two important clinical trials: a phase III study of AS1413 and a phase IIb study of AS1411. The AS1413 trial is most critical because positive data would lead to submissions for marketing authorisations.

AS1413 in the spotlight
In September we announced that we had completed the enrolment of over 420 patients into 'ACCEDE', a pivotal phase III trial evaluating AS1413 as a treatment for secondary AML. This put us on track to report the trial's outcome in H1 2011. Collection and collation of data remains on course for that timing. ACCEDE is the biggest randomised trial conducted to date in secondary AML.

We have recently completed a large market research and forecasting exercise to evaluate the revenues that could be achieved following launches of AS1413. This focused mainly on the opportunity in the U.S., but has also served to refine our view of potential sales in other markets. The exercise included an analysis of all claims made under the U.S. Medicare system for the treatment of AML during 2008 and a survey of 150 U.S. oncologists and haematologists who treat AML patients.

Our forecasts based on this research indicate that peak global sales of AS1413 could reach $670 million per annum if we gain initial approvals for treatment of patients with secondary AML and subsequent approvals for use in older 'de novo' AML patients. With approvals in secondary AML alone, we could expect global peak sales in the range of $440 to $580 million.

We continue to talk to potential licensing partners for AS1413. There is interest in global and regional partnerships. However, we will only conclude a deal or deals before phase III data if compelling terms are available.

AS1411 also approaching key results
We are enrolling patients into a phase IIb trial of AS1411 in AML, which builds on positive findings from an earlier phase II trial in the same setting. We recently expanded the geographical reach of the study to include India in addition to sites already active in the U.S., South Korea, Taiwan, Australia and New Zealand.

We expect to report headline findings from the phase IIb trial in the first half of 2011. If these are positive, the next step will be a pivotal phase III trial in AML, as well as consideration of opportunities for the drug in other cancer settings. Clinical and non-clinical data suggest that AS1411 could have application across a number of blood cancers and solid tumours.

DCAM programme progressing towards partnering
Our DCAMs (dendritic cell auto-immune modulators) are highly specific, small-molecule inhibitors of wild-type Flt3 designed for oral treatment of auto-immune conditions. Following positive results in animal models of inflammatory bowel disease and rheumatoid arthritis, we are working towards establishing a licensing partnership for further development of the programme.

Cash resources meet business needs
Our existing cash resources are anticipated to cover the needs of the business until well after we report our critical trial data in the first half of calendar 2011.

Outlook
Our current focus is delivery of the clinical data for AS1413 and AS1411 and preparation to ensure we can move rapidly to exploit positive outcomes from the trials of either or both of these drugs.

Barry Price
Chairman

Glyn Edwards
Chief Executive Officer

Enquiries:

Antisoma plc +44 (0)7909 915 068

Glyn Edwards, Chief Executive Officer
Daniel Elger, VP, Marketing & Communications

Buchanan Communications +44 (0)20 7466 5000

Mark Court, Lisa Baderoon, Jessica Fontaine

This Interim Management Statement is published in accordance with the UK Listing Authority's Disclosure Rules and Transparency Rules, in respect of the period from 1 July 2010 to 12 October 2010.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

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